CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended December 31, 2023. Management is also responsible for the preparation and presentation of other financial information included in the 2023 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of December 31, 2023. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Vincent Tyra)	(Signed: Rhodri J. Harries)
Vincent Tyra	Rhodri J. Harries
President and Chief Executive Officer	Executive Vice-President, Chief Financial and Administrative Officer

February 20, 2024

GILDAN 2023 REPORT TO SHAREHOLDERS 56

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the "Company") as of December 31, 2023 and January 1, 2023, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended December 31, 2023 and January 1, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and its financial performance and its cash flows for the years ended December 31, 2023 and January 1, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

GILDAN 2023 REPORT TO SHAREHOLDERS 57

CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment and allocation of inventories costs
As discussed in Note 8 to the consolidated financial statements, the inventories balance as of December 31, 2023 was $1,089.4 million, of which work in process and finished goods represented $923.9 million. As discussed in Note 3(c) to the consolidated financial statements, inventories are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period-end to measure inventories at their actual cost. This involves the combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company’s vertically integrated manufacturing process and identify costs to be expensed immediately to cost of sales. Such costs include additional costs incurred as a result of operating below normal capacity and abnormal costs. The Company then applies a variance deferral factor, based on the number of days of inventories on hand based on the most recent past production, to determine the variances to be included in ending inventories. The determination of the variance deferral factor involves estimation.

GILDAN 2023 REPORT TO SHAREHOLDERS 58

CONSOLIDATED FINANCIAL STATEMENTS

We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory costing process, including controls related to: (1) identifying costs to be expensed immediately; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analyzing manufacturing variances to identify the existence of costs to be expensed immediately; and (3) assessing changes in production activity to identify costs to be expensed immediately. We assessed the variance deferral factor based on the number of days of inventory on hand determined by reference to the most recent past production, which included testing certain of the inputs to the calculation.
Assessment of the carrying value of intangible assets in the Hosiery cash generating unit (“CGU”)
As discussed in Note 11 to the consolidated financial statements, the intangible asset balances as of December 31, 2023 in aggregate were $245.3 million, of which $136.8 million related to the Hosiery CGU. As discussed in Notes 3(h) and 3(y) to the consolidated financial statements, the Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a CGU might exceed its recoverable amount, which is determined using the fair value less costs of disposal method. The Company’s assessment of the recoverable amount incorporates assumptions including estimated sales volumes, selling prices, input costs and selling, general and administrative ("SG&A") expenses in determining the risk adjusted forecasted recurring earnings before financial expenses, income taxes, depreciation and amortization, and restructuring and acquisition-related costs ("adjusted EBITDA") and the multiple applied to the adjusted EBITDA ("adjusted EBITDA multiple"). During the year ended December 31, 2023, the Company recorded an impairment reversal of $40.8 million in the Hosiery CGU.
We identified the assessment of the carrying value of intangible assets in the Hosiery CGU as a critical audit matter. There was a higher degree of subjective auditor judgment required to evaluate the above noted assumptions used in determining the recoverable amount. Additionally, the audit effort associated with the evaluation of the adjusted EBITDA multiple rate required specialized skills and knowledge.

GILDAN 2023 REPORT TO SHAREHOLDERS 59

CONSOLIDATED FINANCIAL STATEMENTS

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process, including controls related to (1) determining the adjusted EBITDA and the assumptions underlying its determination; and (2) identifying comparable peer companies and determining the adjusted EBITDA multiple. We evaluated the adjusted EBITDA for the Hosiery CGU by comparing the Company’s adjusted EBITDA to historical actual results. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the adjusted EBITDA multiple used by the Company by comparing it to publicly available EBITDA multiples for comparable entities.
/s/ KPMG LLP
We have served as the Company’s auditor since 1996.
Montréal, Canada
February 20, 2024

GILDAN 2023 REPORT TO SHAREHOLDERS 60

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Gildan Activewear Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Gildan Activewear Inc.’s (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and January 1, 2023, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended December 31, 2023 and January 1, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2024 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting" included in Management’s Discussion and Analysis for the year ended December 31, 2023. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

GILDAN 2023 REPORT TO SHAREHOLDERS 61

CONSOLIDATED FINANCIAL STATEMENTS

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Canada
February 20, 2024

GILDAN 2023 REPORT TO SHAREHOLDERS 62

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 31, 2023	January 1, 2023

Current assets:
Cash and cash equivalents (note 6)	$89,642	$150,417
Trade accounts receivable (note 7)	412,498	248,785
Inventories (note 8)	1,089,441	1,225,940
Prepaid expenses, deposits and other current assets	95,955	101,810
Total current assets	1,687,536	1,726,952
Non-current assets:
Property, plant and equipment (note 9)	1,174,515	1,115,169
Right-of-use assets (note 10(a))	81,447	77,958
Intangible assets (note 11)	261,419	229,951
Goodwill (note 11)	271,677	271,677
Deferred income taxes (note 19)	23,971	16,000
Other non-current assets	14,308	2,507
Total non-current assets	1,827,337	1,713,262
Total assets	$3,514,873	$3,440,214
Current liabilities:
Accounts payable and accrued liabilities	$408,294	$471,208
Income taxes payable	1,635	6,637
Current portion of lease obligations (note 10(b))	14,161	13,828
Current portion of long-term debt (note 12)	300,000	150,000
Total current liabilities	724,090	641,673
Non-current liabilities:
Long-term debt (note 12)	685,000	780,000
Lease obligations (note 10(b))	83,900	80,162
Deferred income taxes (note 19)	18,118	—
Other non-current liabilities (note 13)	46,308	56,217
Total non-current liabilities	833,326	916,379
Total liabilities	1,557,416	1,558,052
Commitments, guarantees and contingent liabilities (note 24)
Equity (note 14):
Share capital	271,213	202,329
Contributed surplus	61,363	79,489
Retained earnings	1,611,231	1,590,499
Accumulated other comprehensive income (note 15)	13,650	9,845
Total equity attributable to shareholders of the Company	1,957,457	1,882,162
Total liabilities and equity	$3,514,873	$3,440,214

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Vincent Tyra)	(Signed: Luc Jobin)
Vincent Tyra	Luc Jobin
Director	Director

GILDAN 2023 REPORT TO SHAREHOLDERS 63

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended December 31, 2023 and January 1, 2023
(in thousands of U.S. dollars, except per share data)

	2023	2022
Net sales (note 27)	$3,195,911	$3,240,482
Cost of sales (note 17(c))	2,315,857	2,248,070
Gross profit	880,054	992,412
Selling, general and administrative expenses (note 17(a))	330,391	326,258
Gain on sale and leaseback (note 17(e))	(25,010)	—
Net insurance gains (note 17(f))	(74,172)	—
Restructuring and acquisition-related costs (note 18)	45,762	479
Impairment (Impairment reversal) of intangible assets (note 11)	(40,770)	62,290
Operating income	643,853	603,385
Financial expenses, net (note 15(c))	79,670	36,957
Earnings before income taxes	564,183	566,428
Income tax expense (note 19)	30,603	24,888
Net earnings	533,580	541,540
Other comprehensive (loss) income, net of related income taxes:
Cash flow hedges (note 15(d))	3,805	(54,964)
Actuarial gain on employee benefit obligations (note 13(a))	1,717	8,094
	5,522	(46,870)
Comprehensive income	$539,102	$494,670
Earnings per share (note 20):
Basic	$3.03	$2.94
Diluted	$3.03	$2.93
See accompanying notes to consolidated financial statements.

GILDAN 2023 REPORT TO SHAREHOLDERS 64

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended December 31, 2023 and January 1, 2023
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity
	Number	Amount
Balance, January 2, 2022	192,267	$191,732	$58,128	$64,809	$1,604,736	$1,919,405
Share-based compensation	—	—	32,248	—	—	32,248
Shares issued under employee share purchase plan	48	1,568	—	—	—	1,568
Shares issued pursuant to exercise of stock options	490	16,985	(3,440)	—	—	13,545
Shares issued or distributed pursuant to vesting of restricted share units	229	5,556	(11,054)	—	—	(5,498)
Shares repurchased for cancellation (note 14(d))	(13,097)	(13,335)	—	—	(430,524)	(443,859)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(228)	(177)	—	—	(8,081)	(8,258)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,110	—	—	2,110
Dividends declared	—	—	1,497	—	(125,266)	(123,769)
Transactions with shareholders of the Company recognized directly in equity	(12,558)	10,597	21,361	—	(563,871)	(531,913)
Cash flow hedges (note 15(d))	—	—	—	(54,964)	—	(54,964)
Actuarial gain (loss) on employee benefit obligations (note 13(a))	—	—	—	—	8,094	8,094
Net earnings	—	—	—	—	541,540	541,540
Comprehensive income	—	—	—	(54,964)	549,634	494,670
Balance, January 1, 2023	179,709	$202,329	$79,489	$9,845	$1,590,499	$1,882,162
Share-based compensation	—	—	26,804	—	—	26,804
Shares issued under employee share purchase plan	54	1,622	—	—	—	1,622
Shares issued pursuant to exercise of stock options	2,054	65,226	(11,609)	—	—	53,617
Shares issued or distributed pursuant to vesting of restricted share units and SARs	856	17,638	(37,108)	—	—	(19,470)
Shares repurchased for cancellation (note 14(d))	(11,831)	(14,786)	—	—	(355,644)	(370,430)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(856)	(816)	—	—	(25,412)	(26,228)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	1,712	—	(133,509)	(131,797)
Transactions with shareholders of the Company recognized directly in equity	(9,723)	68,884	(18,126)	—	(514,565)	(463,807)
Cash flow hedges (note 15(d))	—	—	—	3,805	—	3,805
Actuarial gain (loss) on employee benefit obligations (note 13(a))	—	—	—	—	1,717	1,717
Net earnings	—	—	—	—	533,580	533,580
Comprehensive income	—	—	—	3,805	535,297	539,102
Balance, December 31, 2023	169,986	$271,213	$61,363	$13,650	$1,611,231	$1,957,457

See accompanying notes to consolidated financial statements.

GILDAN 2023 REPORT TO SHAREHOLDERS 65

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 31, 2023 and January 1, 2023
(in thousands of U.S. dollars)

	2023	2022
Cash flows from (used in) operating activities:
Net earnings	$533,580	$541,540
Adjustments for:
Depreciation and amortization (note 21)	121,644	124,926
Non-cash restructuring charges related to property, plant and equipment, right-of-use assets, and computer software (note 18)	18,142	(3,259)
Impairment (Impairment reversal) of intangible assets (note 11)	(40,770)	62,290
(Gain) Loss on disposal of property, plant and equipment (PP&E), including insurance recoveries relating to PP&E	(24,584)	(34,195)
Share-based compensation	26,957	32,393
Deferred income taxes	10,147	(151)
Other (note 22 (a))	(14,042)	(2,962)
Changes in working capital balances (note 22 (c))	(84,468)	(307,094)
Cash flows from (used in) operating activities	546,606	413,488

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(203,289)	(239,128)
Purchase of intangible assets	(4,720)	(5,426)
Business dispositions (acquisitions) (note 5)	—	33,543
Proceeds from sale and leaseback, insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	53,151	28,607
Cash flows from (used in) investing activities	(154,858)	(182,404)

Cash flows from (used in) financing activities:
(Decrease) Increase in amounts drawn under revolving long-term bank credit facility	(95,000)	330,000
Payment of notes	(150,000)	—
Proceeds from delayed draw term loan	300,000	—
Payment of lease obligations (note 10(b))	(24,894)	(16,559)
Dividends paid	(131,797)	(123,769)
Proceeds from the issuance of shares	55,086	14,968
Repurchase and cancellation of shares (note 14(d))	(360,479)	(449,158)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(26,228)	(8,258)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(19,470)	(5,498)
Cash flows from (used in) financing activities	(452,782)	(258,274)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	259	(1,639)
Net (decrease) increase in cash and cash equivalents during the fiscal year	(60,775)	(28,829)
Cash and cash equivalents, beginning of fiscal year	150,417	179,246
Cash and cash equivalents, end of fiscal year	$89,642	$150,417

Cash paid (included in cash flows from operating activities):
Interest	$66,398	$29,979
Income taxes, net of refunds	24,340	26,527
Supplemental disclosure of cash flow information (note 22)
See accompanying notes to consolidated financial statements.
GILDAN 2023 REPORT TO SHAREHOLDERS 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 31, 2023 and January 1, 2023
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended December 31, 2023 (fiscal 2023) and January 1, 2023 (fiscal 2022) and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended December 31, 2023 were authorized for issuance by the Board of Directors of the Company on February 20, 2024.

(b) Basis of measurement:
These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
•Derivative financial instruments which are measured at fair value;
•Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;
•Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity-classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment;
•Discontinued, damaged, and excess finished inventories which are carried at the net realizable value;
•Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and
•Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

GILDAN 2023 REPORT TO SHAREHOLDERS 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. BASIS OF PREPARATION (continued):

(c) Initial application of new or amended accounting standards:
During the year ended December 31, 2023, the Company adopted the following new or amended accounting standards:

IAS 12 Amendment International Tax Reform - Pillar Two Model Rules
In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2023. The Company has updated its disclosures in these annual consolidated financial statements for the year ended December 31, 2023.

Pillar Two legislation has been enacted in Belgium and the United Kingdom, jurisdictions in which subsidiaries of the Company operate. The Company has applied the mandatory exemption and did not recognize deferred income tax assets and liabilities for it.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company has updated its accounting policy information disclosures in these annual consolidated financial statements for the year ended December 31, 2023.

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company has updated its disclosures in these annual consolidated financial statements for the year ended December 31, 2023. The adoption of these amendments resulted in a $11.1 million gross-up presentation of the lease liability deferred tax asset and right-of-use deferred tax liability as at January 1, 2023, for note disclosure purposes, with no impact on the net amount of deferred tax asset recognized.

GILDAN 2023 REPORT TO SHAREHOLDERS 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. MATERIAL ACCOUNTING POLICY INFORMATION:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)Basis of consolidation:
(i) Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Frontier Yarns, Inc.	North Carolina	100%
Gildan Activewear EU SRL	Belgium	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
SDS International Limited	Bangladesh	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Choloma Textiles, S. de R. L.	Honduras	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended December 31, 2023.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(b)Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

(c)Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company's vertically integrated manufacturing process and identify costs to be expensed immediately. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

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3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(d)Assets held for sale:
Non-current assets which are classified as assets held for sale are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

(e)Property, plant and equipment:
Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements(1)	5 to 40 years
Manufacturing equipment(2)	2 to 20 years
Other equipment	3 to 10 years
(1) The majority of the Company's buildings are depreciated over a 30 to 40 year period.
(2) The majority of the Company's manufacturing equipment is depreciated over a 15 to 20 year period.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

(f)Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis.
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3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(f)Intangible assets (continued):
Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	3 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met:
•it is technically feasible to complete the software product so that it will be available for use;
•management intends to complete the software product and use it;
•there is an ability to use the software product;
•it can be demonstrated how the software product will generate probable future economic benefits;
•adequate technical, financial, and other resources to complete the development and to use the software product are available; and
•the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(g)Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(h)Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e., cash-generating units or "CGUs").

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(i)Financial instruments:
The Company initially recognizes financial instruments on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial instruments are initially measured at fair value. If the financial instrument is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the instrument’s acquisition or origination. On initial recognition, the Company classifies its financial assets or financial liabilities as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial instruments and the contractual cash flow characteristics of the financial instruments.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
•The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments.

Financial liabilities
Financial liabilities are classified into the following categories.

Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

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3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(i)Financial instruments (continued):
Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statement of income and reflected in an allowance account against trade and other receivables.

(j)Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

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3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(k)Employee benefits:
Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(l)Provisions:
Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

(m)Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(n)Revenue recognition:
The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A provision is recognized for expected returns in relation to sales made before the end of the reporting period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(n)Revenue recognition (continued):
Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one-time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration.

(o)Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(p)Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets.

(q)Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan’s existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(r)Cotton and cotton-based yarn procurement:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

GILDAN 2023 REPORT TO SHAREHOLDERS 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(s)Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(t)Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; interest on lease obligations; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(u)Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(v)Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-Treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

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3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(w)Share-based payments:
Stock options, Stock appreciation rights, Treasury and non-Treasury restricted share units
Stock options, Stock appreciation rights ("SARs"), Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options and SARs, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, SARs, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(x)Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 16 years for manufacturing, sales, distribution, and administrative facilities.. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

GILDAN 2023 REPORT TO SHAREHOLDERS 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):
(x)Leases (continued):
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(y)Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. The Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery as they represent the lowest level at which the goodwill and indefinite life intangible assets are monitored for internal management purposes.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

GILDAN 2023 REPORT TO SHAREHOLDERS 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(y)Use of estimates and judgments (continued):
Key sources of estimation uncertainty:
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including estimated sales volumes, selling prices, input costs, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 for additional details on the recoverability of the Company’s cash-generating units.

Other sources of estimation uncertainty
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories used in establishing the net realizable value. As at December 31, 2023, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would not result in either a material decrease or an increase in inventories. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024, and are not expected to have an impact on the Company's consolidated financial statements. Early adoption is permitted.

GILDAN 2023 REPORT TO SHAREHOLDERS 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS DISPOSITIONS:

Frontier Yarns - Plant 3
On August 1, 2022 the Company sold a yarn spinning facility located in the U.S., which was the smallest of the four facilities that the Company acquired on December 10, 2021 as part of the Frontier Yarns acquisition. The sale included the disposition of inventory, equipment, goodwill and the transfer of a leasehold interest and related lease liability. The proceeds of disposition of $29.4 million, of which $1.5 million was held in escrow subject to certain post-closing matters, exceeded the carrying value of net assets sold of $23.4 million (including $13.9 million of allocated goodwill), resulting in a pre-tax gain on disposal of $6.0 million ($1.0 million after tax). The pre-tax gain of $6.0 million was included as a recovery in restructuring and acquisition-related costs.

Other
During the fourth quarter of fiscal 2022, the Company sold its sheer inventory and trademarks for total proceeds of $6.4 million, of which $0.7 million was held in escrow subject to certain post-closing matters. The gain on disposal of these assets was insignificant.

6. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at December 31, 2023 and January 1, 2023.

7. TRADE ACCOUNTS RECEIVABLE:

	December 31, 2023	January 1, 2023

Trade accounts receivable	$423,663	$264,179
Allowance for expected credit losses	(11,165)	(15,394)
	$412,498	$248,785

As at December 31, 2023, trade accounts receivables being serviced under a receivables purchase agreement amounted to $270.9 million (January 1, 2023 - $228.9 million). The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $17.5 million for fiscal 2023 (2022 - $5.1 million) and was recorded in bank and other financial charges. Refer to note 26 for additional information related to the receivables purchase agreement.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	2023	2022

Balance, beginning of fiscal year	$(15,394)	$(13,704)
Reversal of impairment (Impairment) of trade accounts receivable	3,859	(2,150)
Write-off (Recoveries) of trade accounts receivable	370	460
Balance, end of fiscal year	$(11,165)	$(15,394)

The reversal of impairment of trade accounts receivable for fiscal 2023, is mainly related to a decrease in the expected credit loss rates for specific customers, partially offset by the impact of increases in overall trade accounts receivables. The impairment of trade accounts receivable for fiscal 2022 was mainly related to specific provisions on higher risk customers, partially offset by lower provisions on lower risk customers due to a decrease in trade accounts receivable.

Beginning in fiscal 2023, impairment of trade accounts receivable has been included in selling, general and administrative expenses (was previously presented separately on the statement of earnings), and comparative periods have been recasted to conform to this presentation.

GILDAN 2023 REPORT TO SHAREHOLDERS 81

MANAGEMENT'S DISCUSSION AND ANALYSIS

8. INVENTORIES:

	December 31, 2023	January 1, 2023

Raw materials and spare parts inventories	$165,527	$251,700
Work in progress	57,938	77,726
Finished goods	865,976	896,514
	$1,089,441	$1,225,940

The amount of inventories recognized as an expense and included in cost of sales was $2,241.2 million for fiscal 2023 (2022 - $2,164.0 million). For fiscal 2023, cost of sales included an expense of $12.3 million (2022 - $19.7 million) related the write-down of inventory to net realizable value.

The Company has a multi-year agreement for the purchase of yarn terminating in 2028, with minimum purchase requirements starting in the second quarter of fiscal 2024. As at December 31, 2023, the Company had a commitment of $186.5 million (2022 - $238.5 million) under this agreement.
GILDAN 2023 REPORT TO SHAREHOLDERS 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2023

Cost
Balance, January 1, 2023	$130,940	$591,302	$1,205,601	$175,366	$172,754	$2,275,963
Additions	2,910	28,661	31,337	6,659	126,126	195,693
Transfers	—	11,024	97,684	4,921	(113,629)	—
Disposals(1)	(4,281)	(29,501)	(20,662)	(14,718)	—	(69,162)
Balance, December 31, 2023	$129,569	$601,486	$1,313,960	$172,228	$185,251	$2,402,494

Accumulated depreciation
Balance, January 1, 2023	$—	$263,383	$756,317	$141,094	$—	$1,160,794
Depreciation (note 21)	—	23,493	66,694	10,974	—	101,161
Disposals(1)	—	(3,551)	(16,925)	(13,500)	—	(33,976)
Balance, December 31, 2023	$—	$283,325	$806,086	$138,568	$—	$1,227,979
Carrying amount, December 31, 2023	$129,569	$318,161	$507,874	$33,660	$185,251	$1,174,515

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2022

Cost
Balance, January 2, 2022	$127,068	$582,643	$1,109,128	$171,147	$76,660	$2,066,646
Additions	4,321	22,578	48,665	8,375	158,595	242,534
Transfers	—	(8,128)	67,782	2,847	(62,501)	—
Disposals(1)	(449)	(5,791)	(19,974)	(7,003)	—	(33,217)
Balance, January 1, 2023	$130,940	$591,302	$1,205,601	$175,366	$172,754	$2,275,963

Accumulated depreciation
Balance, January 2, 2022	$—	$244,971	$699,988	$136,614	$—	$1,081,573
Depreciation (note 21)	—	23,872	67,185	11,257	—	102,314
Disposals(1)	—	(5,460)	(10,856)	(6,777)	—	(23,093)
Balance, January 1, 2023	$—	$263,383	$756,317	$141,094	$—	$1,160,794
Carrying amount, January 1, 2023	$130,940	$327,919	$449,284	$34,272	$172,754	$1,115,169
(1) Disposals include the write-off of certain equipment relating to facility closures. See note 18 "Restructuring and acquisition-related costs" for additional information. During fiscal 2022, disposals also included manufacturing equipment with a cost of $7.8 million and accumulated depreciation of $2.0 million related to the sale of Frontier Yarns - Plant 3. See note 5 for additional information.

Effective January 3, 2022, the Company revised the estimated useful lives of certain textile manufacturing equipment based on a re-assessment of their expected use to the Company and recent experience of their economic lives. These assets, which were previously being depreciated on a straight-line basis over 10 years, were revised to be depreciated on a straight-line basis over 15 years. For the year ended January 1, 2023, the change in estimate which was made on a prospective basis resulted in a reduction of depreciation of approximately $5.0 million.

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at December 31, 2023, there were contractual purchase obligations outstanding of approximately $104.7 million (January 1, 2023 - $168.5 million) for the purchase of property, plant and equipment.
GILDAN 2023 REPORT TO SHAREHOLDERS 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS:

(a)Right-of-use assets:
The following table presents the right-of-use assets for the Company:

	2023	2022

Balance, beginning of fiscal year	$77,958	$92,447
Additions	18,502	11,688
Business dispositions	—	(8,426)
Write-downs, impairments, and accelerated depreciation	(1,657)	(2,974)
Depreciation (note 21)	(13,356)	(14,777)
Balance, end of fiscal year	$81,447	$77,958

(b)Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	December 31, 2023	January 1, 2023

Current	$14,161	$13,828
Non-current	83,900	80,162
	$98,061	$93,990

Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at December 31, 2023, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations were $80.2 million (January 1, 2023 - $58.8 million).

The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at December 31, 2023:

December 31, 2023

Less than one year	$20,775
One to five years	66,052
More than five years	49,413
$136,240

For the year ended December 31, 2023, expenses relating to short-term leases and leases of low-value assets were $3.2 million (2022 - $3.8 million).

For the year ended December 31, 2023, the total cash outflow for recognized lease obligations (including interest) was $28.3 million (2022 - $19.7 million), of which $24.9 million (2022 - $16.6 million) was included as part of cash outflows from financing activities.
GILDAN 2023 REPORT TO SHAREHOLDERS 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2023	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 1, 2023	$224,489	$226,172	$70,450	$70,574	$1,790	$593,475
Additions	—	—	—	4,592	—	4,592
Disposals	—	—	—	(1,266)	(1,790)	(3,056)
Balance, December 31, 2023	$224,489	$226,172	$70,450	$73,900	$—	$595,011

Accumulated amortization
Balance, January 1, 2023	$184,421	$55,447	$68,398	$53,468	$1,790	$363,524
Amortization (note 21)	6,633	—	1,642	5,568	—	13,843
Disposals	—	—	—	(1,215)	(1,790)	(3,005)
Impairment reversal	(7,803)	(32,967)	—	—	—	(40,770)
Balance, December 31, 2023	$183,251	$22,480	$70,040	$57,821	$—	$333,592
Carrying amount, December 31, 2023	$41,238	$203,692	$410	$16,079	$—	$261,419

2022	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 2, 2022	$224,489	$226,172	$72,796	$67,157	$1,790	$592,404
Additions	—	—	—	5,205	—	5,205
Disposals	—	—	(2,346)	(1,788)	—	(4,134)
Balance, January 1, 2023	$224,489	$226,172	$70,450	$70,574	$1,790	$593,475

Accumulated amortization
Balance, January 2, 2022	$148,132	$19,127	$66,929	$49,796	$1,790	$285,774
Amortization (note 21)	11,194	—	2,561	5,397	—	19,152
Disposals	—	—	(1,967)	(1,725)	—	(3,692)
Write-downs and impairments	25,095	36,320	875	—	—	62,290
Balance, January 1, 2023	$184,421	$55,447	$68,398	$53,468	$1,790	$363,524
Carrying amount, January 1, 2023	$40,068	$170,725	$2,052	$17,106	$—	$229,951

During fiscal 2023, the Company recorded an impairment reversal of $40.8 million (2022 - impairment charge of $62.3 million) relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.

The carrying amount of internally-generated assets within computer software was $11.7 million as at December 31, 2023 (January 1, 2023 - $13.6 million). Included in computer software as at December 31, 2023 was $1.2 million (January 1, 2023 - $4.4 million) of assets not yet utilized in operations.

GILDAN 2023 REPORT TO SHAREHOLDERS 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL (continued):
Goodwill:

	2023	2022

Balance, beginning of fiscal year	$271,677	$283,815
Goodwill acquired (disposed)	—	(13,892)
Purchase price allocation adjustment	—	1,754
Balance, end of fiscal year	$271,677	$271,677

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions and intangibles have been allocated to the Company's CGUs as follows:

	December 31, 2023	January 1, 2023

Textile & Sewing:
Goodwill	$271,677	$271,677
Definite life intangible assets (excluding computer software)	15,134	19,282
Indefinite life intangible assets	93,400	93,400
	$380,211	$384,359

Hosiery:
Definite life intangible assets (excluding computer software)	$26,514	$22,838
Indefinite life intangible assets	110,292	77,325
	$136,806	$100,163

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, input costs, and SG&A expenses in determining forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference.

The Company performed its annual impairment review for goodwill and indefinite life intangible assets as at December 31, 2023 and January 1, 2023. The estimated recoverable amount for the Textile & Sewing CGU exceeded its carrying value and as a result, there was no impairment identified. The estimated recoverable amount for the Hosiery CGU was in excess of its carrying value and as a result the Company recorded an impairment reversal of $40.8 million for the year ended December 31, 2023 relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions. For the year ended January 1, 2023, the carrying value for the Hosiery CGU was in excess of its estimated recoverable amount resulting in an impairment charge of $62.3 million, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.
Recoverable amount for Textile & Sewing and Hosiery CGUs
The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair value measurement was categorized as a level 3 fair value. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple applied to risk adjusted EBITDA (adjusted EBITDA as defined in note 25) for the next year, which takes into account financial forecasts approved by senior management. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources.

GILDAN 2023 REPORT TO SHAREHOLDERS 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL (continued):

Recoverability of cash-generating units (continued):
Textile & Sewing CGU
For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

Hosiery CGU
Based on the results of the impairment test performed on December 31, 2023, the recoverable amount of the CGU of $365.3 million (2022 - $265.5 million) is higher than the carrying value and as a result there was $40.8 million impairment reversal identified.

The fair value of the Hosiery CGU was based on a multiple applied to the risk-adjusted forecasted adjusted EBITDA (see definition of adjusted EBITDA in note 25). The key assumptions used in the estimation of the recoverable amount for the Hosiery CGU are the risk-adjusted forecasted adjusted EBITDA for the next year and the adjusted EBITDA multiple of 7.5 for the December 31, 2023 and January 1, 2023 tests. A decrease in the risk adjusted forecasted adjusted EBITDA of 10% in the Hosiery CGU combined with a decrease in the adjusted EBITDA multiple by a factor of 1 would yield an impairment reversal of the same amount.

GILDAN 2023 REPORT TO SHAREHOLDERS 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		December 31, 2023	January 1, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.4%	$235,000	$330,000	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50,000	50,000	August 2026
		$685,000	$780,000
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	—	100,000	Matured and repaid in August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(7)	2.7%	—	50,000	Matured and repaid in August 2023
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)	7.0%	300,000	—	May 2024
		$300,000	$150,000
Long-term debt		$985,000	$930,000
(1) Represents the annualized effective interest rate for the year ended December 31, 2023, including the cash impact of interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $36.0 million (January 1, 2023 - $43.9 million) has been committed against this facility to cover various letters of credit.
(4) The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(7) Adjusted LIBOR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.53%.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, which commenced in 2023.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

During fiscal 2022, the Company applied the IFRS 9 interest rate benchmark reform practical expedient for amendments required by the interest rate reform to the revolving-long term bank credit facility, term loan and related interest rate swap agreements.
GILDAN 2023 REPORT TO SHAREHOLDERS 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. LONG-TERM DEBT (continued):

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged.

The Company repaid the current portion of notes payable, which matured in August 2023.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 31, 2023.

13. OTHER NON-CURRENT LIABILITIES:

	December 31, 2023	January 1, 2023

Employee benefit obligation - Statutory severance and pre-notice (a)	$31,003	$42,127
Employee benefit obligation - Defined contribution plan (b)	4,225	3,383
Provisions (c)	11,080	10,707
	$46,308	$56,217

(a) Statutory severance and pre-notice obligations:

	2023	2022

Obligation, beginning of fiscal year	$42,127	$42,931
Service cost	16,700	18,166
Interest cost	8,767	8,543
Actuarial gain(1)	(1,717)	(8,094)
Foreign exchange gain	(501)	(626)
Benefits paid	(34,373)	(18,793)
Obligation, end of fiscal year	$31,003	$42,127
(1) The actuarial gain in fiscal 2023 and fiscal 2022 is mainly due to changes in the actuarial assumptions used to determine the statutory severance obligations.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 10.0% and 11.4% (2022 - between 8.5% and 11.0%) and rates of compensation increases between 8.0% and 9.5% (2022 - 8.0% and 10.5%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $4.7 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $5.7 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $6.0 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $5.1 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at December 31, 2023 was $24.8 million (January 1, 2023 - $26.5 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b)Defined contribution plan:
During fiscal 2023, defined contribution expenses were $5.4 million (2022 - $4.7 million).

GILDAN 2023 REPORT TO SHAREHOLDERS 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. OTHER NON-CURRENT LIABILITIES (continued):

(c)Provisions:
The following table presents the provisions for decommissioning and site restoration costs of the Company:

	2023	2022

Balance, beginning of fiscal year	$10,707	$13,189
Changes in estimates made during the fiscal year	(41)	(2,689)
Accretion of interest	414	207
Balance, end of fiscal year	$11,080	$10,707
Provisions as at December 31, 2023 include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of ten years.

14. EQUITY:

(a)Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)Accumulated other comprehensive income ("AOCI"):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments, for which the hedged transaction has not yet occurred at the end of the fiscal year.

(c)Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at December 31, 2023 and January 1, 2023, none of the first and second preferred shares were issued.
Issued:
As at December 31, 2023, there were 169,986,477 common shares (January 1, 2023 - 179,709,339) issued and outstanding, which are net of 8,245 common shares (January 1, 2023 - 8,129) that have been purchased and are held in trust as described in note 14(e).

GILDAN 2023 REPORT TO SHAREHOLDERS 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. EQUITY (continued):

(d)Normal course issuer bid ("NCIB"):
On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021.

In August 2022, the Company received approval from the TSX to renew its normal course issuer bid (NCIB) program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases under the normal course issuer bid during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX.

In August 2023, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). The Company is authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX. Purchases can be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX (ADTV) for the six-month period ended July 31, 2023 was 370,447. Consequently, and in accordance with the requirements of the TSX, the Company may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 92,611 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the six-month period noted above.

During the year ended December 31, 2023, the Company repurchased for cancellation a total of 11,830,618 common shares purchased for cancellation, for a total cost of $370.4 million, of which $14.8 million was charged to share capital and $355.6 million was charged to retained earnings.

(e)Common shares purchased as settlement for non-Treasury RSUs:
The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at December 31, 2023, a total of 8,245 common shares purchased as settlement for non-Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (January 1, 2023 - 8,129 common shares).

(f)Contributed surplus:
The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities.

GILDAN 2023 REPORT TO SHAREHOLDERS 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS:

(a)Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	December 31, 2023	January 1, 2023

Financial assets
Amortized cost:
Cash and cash equivalents	$89,642	$150,417
Trade accounts receivable	412,498	248,785
Financial assets included in prepaid expenses, deposits and other current assets	45,136	48,274
Long-term non-trade receivables included in other non-current assets	12,863	118
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	15,797	23,765

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$403,534	$462,496
Long-term debt - bearing interest at variable rates	885,000	730,000
Long-term debt - bearing interest at fixed rates(2)	100,000	200,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	4,760	8,712
1) Accounts payable and accrued liabilities include $12.5 million (January 1, 2023 - $26.9 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $49.0 million (January 1, 2023 - $35.7 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 7 to these consolidated financial statements.
2) The fair value of the long-term debt bearing interest at fixed rates was $98.6 million as at December 31, 2023 (January 1, 2023 - $197.1 million).

GILDAN 2023 REPORT TO SHAREHOLDERS 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(a)Financial instruments - carrying amounts and fair values (continued):
Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

During fiscal 2022 and most of fiscal 2023 the Company also had a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS was not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at December 31, 2023, the notional amount of TRS outstanding was nil shares (January 1, 2023 - 362,608 shares) and the carrying amount and fair value included in accounts payable and accrued liabilities was nil (January 1, 2023 - $4.7 million included in prepaid expenses, deposits and other current assets).

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

GILDAN 2023 REPORT TO SHAREHOLDERS 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting:
During fiscal 2023 and 2022, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at December 31, 2023 and January 1, 2023 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar.

The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at December 31, 2023 and January 1, 2023 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.

The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at December 31, 2023 and January 1, 2023 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt.

The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at December 31, 2023:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	25,399	1.2506	$31,765	$25	$(585)	$(560)
Sell EUR/Buy USD	40,866	1.0987	44,901	63	(640)	(577)
Sell CAD/Buy USD	52,285	0.7506	39,243	33	(362)	(329)
Buy CAD/Sell USD	41,199	0.7384	30,422	735	—	735
Sell AUD/Buy USD	15,011	0.6681	10,029	21	(261)	(240)
Sell MXN/Buy USD	325,633	0.0543	17,687	—	(980)	(980)
			$174,047	$877	$(2,828)	$(1,951)

The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at January 1, 2023:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	39,600	1.2000	$47,520	$686	$(1,023)	$(337)
Sell EUR/Buy USD	42,544	1.0513	44,726	328	(1,355)	(1,027)
Sell CAD/Buy USD	47,531	0.7534	35,812	707	(56)	651
Buy CAD/Sell USD	30,497	0.7662	23,367	17	(815)	(798)
Sell AUD/Buy USD	12,258	0.6836	8,379	153	(122)	31
Sell MXN/Buy USD	63,776	0.0469	2,989	—	(242)	(242)
Buy EUR/Sell USD	3,137	1.0592	3,323	56	(14)	42
			$166,116	$1,947	$(3,627)	$(1,680)
GILDAN 2023 REPORT TO SHAREHOLDERS 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 31, 2023:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount(1)	current assets	accrued liabilities	months

Forward contracts	Cotton	144.6 million pounds	$4,583	$(1,745)	$2,838
Swap & option contracts	Energy	2.9 million gallons	153	(187)	(34)
			$4,736	$(1,932)	$2,804
(1) Notional amounts are not in thousands.

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at January 1, 2023:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount(1)	current assets	accrued liabilities	months

Forward contracts	Cotton	118.9 million pounds	$5,105	$—	$5,105
Swap & option contracts	Energy	1.7 million gallons	253	(358)	(105)
			$5,358	$(358)	$5,000
(1) Notional amounts are not in thousands.

GILDAN 2023 REPORT TO SHAREHOLDERS 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 31, 2023:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
$50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.44%	SOFR	$646	$—
25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06%	SOFR	1,130	—
50,000	April 30, 2025	Pay fixed rate / receive floating rate	0.70%	SOFR	2,414	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.52%	SOFR	439	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.17%	SOFR	1,593	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.20%	SOFR	373	—
Unsecured Notes
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.12%	SOFR	3,589	—
					$10,184	$—
(1) The notional amounts for the interest rate swap contracts maturing in 2025 and 2026 are extensions to the $125 million interest rate swap contracts originally entered into for the $300 million term loan.

GILDAN 2023 REPORT TO SHAREHOLDERS 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at January 1, 2023:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
$75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85%	US LIBOR	$435	$—
50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.51%	US LIBOR	2,124	—
25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06%	US LIBOR	1,839	—
50,000	April 30, 2025	Pay fixed rate / receive floating rate	0.78%	US LIBOR	3,346	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.59%	US LIBOR	443	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.23%	US LIBOR	1,999	—
Unsecured Notes
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	1,394	—
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	4,880	—
					$16,460	$—
(1) The notional amounts for the interest rate swap contracts maturing in 2025 and 2026 were extensions to the $100 million interest rate swap contracts originally entered into for the $300 million term loan.

The following table summarizes the Company’s hedged items as at December 31, 2023:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$(1,945)	$1,945
Forecast expenses	—	—	736	(736)

Commodity risk:
Forecast purchases	—	—	4,733	(4,733)

Interest rate risk:
Forecast interest payments	—	—	10,126	(10,126)
	$—	$—	$13,650	$(13,650)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

GILDAN 2023 REPORT TO SHAREHOLDERS 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s hedged items as at January 1, 2023:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$(1,359)	$1,359
Forecast expenses	—	—	(750)	750

Commodity risk:
Forecast purchases	—	—	(4,112)	4,112

Interest rate risk:
Forecast interest payments	—	—	16,066	(16,066)
	$—	$—	$9,845	$(9,845)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

(c)    Financial expenses, net:

	2023	2022

Interest expense on financial liabilities recorded at amortized cost (1)	$53,360	$25,619
Bank and other financial charges	22,314	10,524
Interest accretion on discounted lease obligations	3,429	3,097
Interest accretion on discounted provisions	414	47
Foreign exchange loss (gain)	153	(2,330)
	$79,670	$36,957
(1) Net of capitalized borrowing costs of $6.8 million (2022 - $2.3 million) using an average capitalization rate of 5.39% (2022 - 3.22%).

GILDAN 2023 REPORT TO SHAREHOLDERS 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(d)    Hedging components of other comprehensive income (“OCI”):

	2023	2022

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(3,334)	$10,965
Commodity price risk	15,758	46,056
Interest rate risk	2,682	18,628

Income taxes	33	(110)

Amounts reclassified from OCI to inventory, related to commodity price risk	(6,913)	(114,989)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity risk, and interest rate risk, and included in:
Net sales	1,802	(11,904)
Cost of sales	58	22
Selling, general and administrative expenses	1,198	316
Financial expenses, net	(7,437)	(4,100)
Income taxes	(42)	152
Other comprehensive income (loss)	$3,805	$(54,964)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended December 31, 2023 and January 1, 2023. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended December 31, 2023 and January 1, 2023.

Approximately $10.1 million of net gains presented in accumulated other comprehensive income as at December 31, 2023 are expected to be reclassified to inventory or net earnings within the next twelve months.

GILDAN 2023 REPORT TO SHAREHOLDERS 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options, stock appreciation rights ('SARs'), and restricted share units. The LTIP allows the Board of Directors to grant stock options, SARs, dilutive restricted share units ("Treasury RSUs"), and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 13,797,851. As at December 31, 2023, 2,105,337 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option or SARs is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Most stock options vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date. Stock options granted in fiscal 2020 all vested on the third anniversary of the grant date, subject to performance vesting conditions in some cases. SARs granted in fiscal 2020 vested on the third anniversary of the grant date, and were subject to performance vesting conditions, with the result that 75% of the SARs vested and 25% were forfeited. No stock options or SARs have been granted since fiscal 2020.

Holders of Treasury RSUs and non-Treasury RSUs are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

(a)    Stock options:
Outstanding stock options were as follows:
Stock options issued in Canadian dollars and to be exercised on the TSX:

	Number	Weighted exercise price (CA$)

Stock options outstanding, January 2, 2022	1,236	$36.85
Changes in outstanding stock options:
Exercised	(490)	37.35
Stock options outstanding, January 1, 2023	746	36.52
Changes in outstanding stock options:
Exercised	(463)	33.01
Stock options outstanding, December 31, 2023	283	$42.27

Stock options issued in U.S. dollars and to be exercised on the NYSE:
	Number	Weighted exercise price (US$)

Stock options outstanding, January 2, 2022	1,988	$27.21
Changes in outstanding stock options:
Granted	—	—
Stock options outstanding, January 1, 2023	1,988	27.21
Changes in outstanding stock options:
Forfeited	(213)	30.00
Exercised	(1,591)	26.62
Stock options outstanding, December 31, 2023	184	$29.01

GILDAN 2023 REPORT TO SHAREHOLDERS 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION (continued):

(a)    Stock options (continued):
As at December 31, 2023, 282,737 outstanding options issued in Canadian dollars to be exercised on the TSX were exercisable at the weighted average exercise price of CA$42.27 (January 1, 2023 - 745,902 options at CA$36.52), and 184,664 outstanding options issued in U.S. dollars and to be exercised on the NYSE, were exercisable at the weighted average exercise price of US$29.01 (January 1, 2023 - 601,186 options at US$29.01).
For stock options exercised during fiscal 2023, the weighted average share price at the date of exercise on the TSX was CA$40.72 (2022 - CA$39.02), and the weighted average share price at the date of exercise on the NYSE was US$33.06 (2022 - nil).

The following table summarizes information about stock options issued and outstanding and exercisable at December 31, 2023:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number

CA$42.27	283	2	283
US$29.01	184	1	184
	467		467

The compensation expense related to stock options included in operating income for fiscal 2023 was $2.1 million (2022 - $2.5 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

(b)    Stock appreciation rights ("SARs"):
As at December 31, 2023, nil SARs remained outstanding (2022 - 824,406). During fiscal 2023, 618,304 SARs vested and settled through the delivery of shares and 206,102 SARs were forfeited. The compensation expense related to SARs included in operating income for fiscal 2023 was $1.4 million (2022 - $1.5 million), and the counterpart has been recorded as contributed surplus.

GILDAN 2023 REPORT TO SHAREHOLDERS 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION (continued):

(c)    Restricted share units:
A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a four to five-year period.

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, January 2, 2022	23	$32.55
Changes in outstanding Treasury RSUs:
Granted	48	34.67
Granted for dividends declared	2	30.48
Treasury RSUs outstanding, January 1, 2023	73	33.91
Changes in outstanding Treasury RSUs:
Granted	3	29.12
Granted for dividends declared	2	30.98
Forfeited	(17)	29.95
Treasury RSUs outstanding, December 31, 2023	61	$34.69

As at December 31, 2023 and January 1, 2023, none of the outstanding Treasury RSUs vested.

The compensation expense related to Treasury RSUs included in operating income for fiscal 2023 was an expense of $0.4 million (2022 - $0.4 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2023 REPORT TO SHAREHOLDERS 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION (continued):

(c)    Restricted share units (continued):
Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, January 2, 2022	1,946	$29.50
Changes in outstanding non-Treasury RSUs:
Granted	672	38.28
Granted for dividends declared	47	30.79
Settled - common shares	(229)	30.69
Settled - payment of withholding taxes	(146)	31.30
Forfeited	(201)	34.40
Non-Treasury RSUs outstanding, January 1, 2023	2,089	31.63
Changes in outstanding non-Treasury RSUs:
Granted	845	32.12
Additional units for vested performance conditions	493	27.36
Granted for dividends declared	53	31.09
Settled - common shares	(810)	27.08
Settled - payment of withholding taxes	(524)	27.65
Forfeited	(630)	34.12
Non-Treasury RSUs outstanding, December 31, 2023	1,516	$33.26

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis.

The outstanding non-Treasury RSUs awarded to executive officers prior to fiscal 2022 have vesting conditions that are dependent upon the attainment of strategic performance objectives which are set based on the Company’s long-term strategic plan. The outstanding non-Treasury RSUs awarded to executive officers in fiscal 2022 have vesting conditions that are dependent upon the financial performance and share price of the Company relative to a benchmark group of North American publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at December 31, 2023 and January 1, 2023, none of the outstanding non-Treasury RSUs were vested.

The compensation cost related to non-Treasury RSUs included in operating income for fiscal 2023 was an expense of $22.9 million (2022 - $27.8 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2023 REPORT TO SHAREHOLDERS 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION (continued):

(d)    Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. Holders of deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at December 31, 2023, there were 410,646 (January 1, 2023 - 385,403) DSUs outstanding at a value of $13.6 million (January 1, 2023 - $10.6 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $33.06 (January 1, 2023 - $27.40). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2023 was $2.0 million (2022 - $2.5 million).

Changes in outstanding DSUs were as follows:

	2023	2022

DSUs outstanding, beginning of fiscal year	385	313
Granted	80	82
Granted for dividends declared	10	7
Redeemed	(64)	(17)
DSUs outstanding, end of fiscal year	411	385

(e)    Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase common shares of the Company at a price of 90% of the then current share price as defined in the plans from Treasury. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at December 31, 2023, 4,377,663 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2022 - $0.1 million) relating to the employee share purchase plans.

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)    Selling, general and administrative expenses:

	2023	2022

Selling expenses	$68,460	$78,520
Administrative expenses	151,905	147,075
Distribution expenses	110,026	100,663
	$330,391	$326,258

(b)    Employee benefit expenses:

	2023	2022

Salaries, wages and other short-term employee benefits	$583,860	$631,619
Share-based payments	27,118	32,401
Post-employment benefits	52,114	33,608
	$663,092	$697,628
GILDAN 2023 REPORT TO SHAREHOLDERS 104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(c)    Cost of sales:
Included in cost of sales for the year ended December 31, 2023 are the following items:
•An expense of $12.3 million related to the write-down of inventory to net realizable value.
•Net insurance gain of $3.1 million primarily related to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

Included in cost of sales for the year ended January 1, 2023 are the following items:
•An expense of $19.7 million related to the write-down of inventory to net realizable value.
•Net insurance gains of $25.9 million, related to the two hurricanes which occurred in Central America in November 2020. The net insurance gain reflected costs of $7.0 million, (mainly attributable to equipment repairs, and other costs and charges), which were more than offset by related accrued insurance recoveries of $32.9 million. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.
(d) Government assistance:
During the year ended December 31, 2023 an amount of $19.6 million (2022 - $18.1 million) was recognized in cost of sales in the consolidated statement of earnings and comprehensive income relating to government assistance for production costs.
(e) Sale and leaseback
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition of $51.0 million, which represents the fair value of the distribution centre, were recognized in the consolidated statement of cash flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million at inception. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the consolidated statements of earnings and comprehensive income in Gain on sale and leaseback.
(f) Net insurance gains
During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74.0 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income in Net insurance gains.

GILDAN 2023 REPORT TO SHAREHOLDERS 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2023	2022

Employee termination and benefit costs	$16,638	$971
Exit, relocation and other costs	10,936	2,179
Net loss (gain) on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	18,142	(3,259)
Acquisition-related transaction costs	46	588
	$45,762	$479

Restructuring and acquisition-related costs in fiscal 2023 related to the following: $27.5 million primarily for the consolidation and closure of manufacturing facilities in Central America in the second quarter of 2023, $11.4 million related to the closure of a yarn-spinning facility in the U.S. in the fourth quarter of fiscal 2023, $3.7 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $3.2 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2022.

Restructuring and acquisition-related costs in fiscal 2022 related to the following: $4.8 million for the closure of a yarn-spinning plant in the U.S, $2.6 million in accelerated depreciation of right-of-use assets relating to facilities no longer in use, $0.6 million in employee termination and benefit costs related to the closure of a distribution center in the U.S., as well $1.9 million related to the completion of previously initiated restructuring activities, partly offset by a gain of $6.0 million on business dispositions (refer to note 5 of the consolidated financial statements), and a gain of $3.4 million on the sale of a former manufacturing facility in Mexico.

GILDAN 2023 REPORT TO SHAREHOLDERS 106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2023	2022

Earnings before income taxes	$564,183	$566,428
Applicable statutory tax rate	26.5%	26.5%
Income taxes at applicable statutory rate	149,508	150,103

Increase (decrease) in income taxes resulting from:
Effect of different tax rates and additional income taxes in other jurisdictions	(141,387)	(132,436)
Income tax and other adjustments related to prior taxation years	(2,824)	321
Recognition of previously de-recognized tax benefits related to tax losses and temporary differences	—	(9,938)
Non-recognition of tax benefits related to tax losses and temporary differences	24,798	13,151
Effect of non-deductible expenses and other	508	3,687
Total income tax expense	$30,603	$24,888
Average effective tax rate	5.4%	4.4%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2023	2022

Current income taxes, includes a recovery of $2,848 (2022 - $1,283) relating to prior taxation years	$20,456	$25,039

Deferred income taxes:
Origination and reversal of temporary differences	(14,645)	(4,968)
Recognition of previously de-recognized tax benefits related to tax losses and temporary differences	—	(9,938)
Non-recognition of tax benefits related to tax losses and temporary differences	24,768	13,151
Adjustments relating to prior taxation years	24	1,604
	10,147	(151)
Total income tax expense	$30,603	$24,888

In fiscal 2023, the Company re-recognized nil (2022 - $9.9 million) of previously de-recognized (in fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets in the U.S. relating to deferred income tax assets that are now more likely than not to be recovered.

GILDAN 2023 REPORT TO SHAREHOLDERS 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19. INCOME TAXES (continued):
Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	December 31, 2023	January 1, 2023

Deferred income tax assets:
Non-capital losses	$119,187	$111,792
Non-deductible reserves and accruals	15,233	14,837
Property, plant and equipment	17,470	16,063
Lease liability	16,448	14,800
Intangible assets	6,737	3,427
Other items	10,202	10,189
	185,277	171,108
Unrecognized deferred income tax assets	(130,425)	(105,658)
Deferred income tax assets	$54,852	$65,450

Deferred income tax liabilities:
Right-of-use assets	$(12,312)	$(11,102)
Property, plant and equipment	(36,687)	(38,348)
Deferred income tax liabilities	$(48,999)	$(49,450)
Deferred income taxes	$5,853	$16,000

The details of changes to deferred income tax assets and liabilities were as follows:

	2023	2022

Balance, beginning of fiscal year, net	$16,000	$17,726

Recognized in the statements of earnings:
Non-capital losses	7,394	10,133
Non-deductible reserves and accruals	396	(11,218)
Property, plant and equipment	3,069	773
Right of use assets and lease liability	438	24
Intangible assets	3,310	888
Other	14	2,459
Unrecognized deferred income tax assets	(24,768)	(2,908)
	(10,147)	151

Business acquisitions	—	(1,754)
Other	—	(123)
Balance, end of fiscal year, net	$5,853	$16,000

Deferred income tax assets and liabilities are presented in the statement of financial position as follows:

	December 31, 2023	January 1, 2023

Deferred income tax assets	$23,971	$16,000
Deferred income tax liabilities	18,118	—
Deferred income taxes	$5,853	$16,000

GILDAN 2023 REPORT TO SHAREHOLDERS 108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19. INCOME TAXES (continued):
As at December 31, 2023, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $130.4 million, for which no deferred tax asset has been recognized (January 1, 2023 - $105.7 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2027 and 2043. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company.

The Company has unrecognized deferred income tax liabilities for the undistributed profits of subsidiaries operating in foreign jurisdictions, for which it currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at December 31, 2023, a deferred income tax liability of approximately $70 million would result from the recognition of the taxable temporary differences of approximately $650 million.

Pillar Two legislation has been enacted in Belgium and the United Kingdom, jurisdictions in which subsidiaries of the Company operate. In those jurisdictions, the Pillar Two legislation includes an income inclusion rule and a domestic minimum top-up tax, which will be effective for fiscal years beginning on or after December 31, 2023. Belgium has also enacted the undertaxed profits rule, which will be effective for fiscal years beginning on or after December 31, 2024. The Company’s subsidiaries in Belgium and the United Kingdom are subject to an effective tax rate of at least 15%. In addition, these subsidiaries do not have an ownership interest in any entities operating in low-taxed jurisdictions. Consequently, we do not expect the income inclusion rule and the domestic minimum top-up tax to have a materially adverse impact on the Company’s overall effective tax rate. However, under Belgium’s undertaxed profit rule, the Company’s profits derived from its operations in low tax jurisdictions, particularly Barbados (where the Company is subject to an effective tax rate lower than 15%), would become subject to a Pillar Two top-up tax in Belgium for its fiscal year starting December 29, 2025 unless other jurisdictions enact Pillar Two legislation.

The Company operates in certain jurisdictions that are planning to enact Pillar Two legislation in 2024, which, if enacted, would take priority over Belgium’s undertaxed profit rule to tax the Company’s profits derived from its operations in low tax jurisdictions. Specifically, Canada has released draft Pillar Two legislation that would implement an income inclusion rule and a domestic minimum top-up tax effective for fiscal years that begin on or after December 31, 2023. Canada’s proposed income inclusion rule would apply to the Company’s profits derived from its operations in low tax jurisdictions, particularly in Barbados, where the majority of the Company’s worldwide profits are earned, and would subject those profits to an effective tax rate of 15% for fiscal years beginning on or after December 31, 2023. Furthermore, Barbados also released draft legislation in response to Pillar Two which would effectively subject the Company’s profits in Barbados to an effective tax rate of approximately 15% for fiscal years beginning on or after January 1, 2024.

Should Canada or Barbados enact their proposed legislation, the Company’s profit in Barbados would be subject to an effective tax rate of 15% and would render Belgium’s undertaxed profit rule inapplicable. In any case, if Pillar Two legislation would have applied in 2023, the Company’s average effective tax rate would have been approximately 18%.

The Company is closely monitoring the developments in the various jurisdictions in which it operates, including specific implementation details related to Pillar Two and other unrelated legislation or programs in order to continue to assess the overall impact of such legislation on the Company’s effective tax rate and operating results.

GILDAN 2023 REPORT TO SHAREHOLDERS 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2023	2022

Net earnings - basic and diluted	$533,580	$541,540

Basic earnings per share:
Basic weighted average number of common shares outstanding	175,938	184,128
Basic earnings per share	$3.03	$2.94

Diluted earnings per share:
Basic weighted average number of common shares outstanding	175,938	184,128
Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust	286	404
Diluted weighted average number of common shares outstanding	176,224	184,532
Diluted earnings per share	$3.03	$2.93

Excluded from the above calculation for the year ended December 31, 2023 are 282,737 stock options (2022 - 282,737) and nil Treasury RSUs (2022 - 25,614) which were deemed to be anti-dilutive.

21. DEPRECIATION AND AMORTIZATION:

	2023	2022

Depreciation of property, plant and equipment (note 9)	$101,161	$102,314
Depreciation of right-of-use assets (note 10)	13,356	14,777
Adjustment for the variation of depreciation included in inventories at the beginning and end of the year	(6,716)	(11,317)
Amortization of intangible assets, excluding software (note 11)	8,275	13,755
Amortization of software (note 11)	5,568	5,397
Depreciation and amortization included in net earnings	$121,644	$124,926

GILDAN 2023 REPORT TO SHAREHOLDERS 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)    Adjustments to reconcile net earnings to cash flows from operating activities - other items:

	2023	2022

Unrealized net (gain) loss on foreign exchange and financial derivatives	$(484)	$(352)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	6,250	(11,253)
Other non-current assets	(11,787)	1,654
Other non-current liabilities	(8,021)	6,989
	$(14,042)	$(2,962)

(b)    Variations in non-cash transactions:

	2023	2022

Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$(7,775)	$1,522
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(446)	157
Additions to right-of-use assets included in lease obligations	16,717	2,960
Shares repurchases for cancellation included in accounts payable and accrued liabilities	9,951	(5,299)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	29,247	8,996
Deferred compensation credited to contributed surplus	(2,075)	(2,110)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	1,712	1,497

(c)    Changes in working capital balances:

	2023	2022

Trade accounts receivable	$(161,893)	$77,940
Income taxes	(4,841)	(1,571)
Inventories	143,215	(448,838)
Prepaid expenses, deposits and other current assets	(1,956)	29,915
Accounts payable and accrued liabilities	(58,993)	35,460
	$(84,468)	$(307,094)

GILDAN 2023 REPORT TO SHAREHOLDERS 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel, was as follows:

	2023	2022

Short-term employee benefits	$5,950	$7,894
Post-employment benefits	199	181
Termination benefits(1)	4,431	—
Share-based payments	18,376	24,826
	$28,956	$32,901
(1) As a result of the termination of the employment of Mr. Glenn J. Chamandy as President and Chief Executive Officer (CEO) and Director of the Company, the Company recognized a net charge of $4.4 million during the fourth quarter of fiscal 2023.

The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	December 31, 2023	January 1, 2023

DSUs	$13,576	$10,560

Other:
During fiscal 2023, the Company incurred expenses for aircraft and other services of $1.6 million (2022 - $1.9 million), with companies controlled by the former President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at December 31, 2023, the amount in accounts payable and accrued liabilities related to the airplane usage and other services was $0.3 million (January 1, 2023 - $0.1 million).

24. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a) Claims and litigation:
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)    Guarantees:
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 31, 2023, the maximum potential liability under these guarantees was $131.5 million (January 1, 2023 - $153.0 million), of which $15.2 million was for surety bonds and $116.3 million was for financial guarantees and standby letters of credit (January 1, 2023 - $17.3 million and $135.7 million, respectively).

As at December 31, 2023, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.
GILDAN 2023 REPORT TO SHAREHOLDERS 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, and other adjustments which are considered to be of a non-recurring nature. The Company has set a fiscal year-end net debt leverage target ratio of one to two times adjusted EBITDA. As at December 31, 2023, the Company’s net debt leverage ratio was 1.5 times (January 1, 2023 - 1.1 times).

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends or approve share repurchase programs, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. On February 21, 2023, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.186 per share. The Company paid dividends of $131.8 million during the year ended December 31, 2023, representing dividends declared per common share of $0.744. On February 20, 2024, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.205 per share, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 13, 2024. The Company repurchased for cancellation a total of 11,830,618 common shares under its NCIB programs for a total cost of $370.4 million during the year ended December 31, 2023.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2023 REPORT TO SHAREHOLDERS 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT:

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of its common shares under the Company's share-based compensation plans.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, the Company formally designates and documents the hedging relationship and its risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements, including its analysis of the sources of hedge ineffectiveness and how they determine the hedge ratio.

Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions. The Company's trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of its sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivables at any one time, expires on June 18, 2024, subject to annual extensions.

The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at December 31, 2023, the Company’s ten largest trade debtors accounted for 81% of trade accounts receivable (2022 - 72%). The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including Canada, Europe, Asia-Pacific, and Latin America.

The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors.

GILDAN 2023 REPORT TO SHAREHOLDERS 114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Credit risk (continued)
In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

	December 31, 2023	January 1, 2023

Trade accounts receivable by geographic area:
United States	$355,521	$198,949
Canada	19,672	13,279
Europe and other	37,305	36,557
Total trade accounts receivable	$412,498	$248,785

The aging of trade accounts receivable balances was as follows as at:

	December 31, 2023	January 1, 2023

Not past due	$399,317	$239,218
Past due 0-30 days	12,321	10,842
Past due 31-60 days	6,150	3,907
Past due 61-120 days	2,147	6,837
Past due over 121 days	3,728	3,375
Trade accounts receivable	423,663	264,179
Less allowance for expected credit losses	(11,165)	(15,394)
Total trade accounts receivable	$412,498	$248,785

GILDAN 2023 REPORT TO SHAREHOLDERS 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):
Liquidity risk
Liquidity risk is defined as the potential risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25 to these consolidated financial statements. In addition, the Company manages this risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of its sales and cash receipts and the expected timing of capital expenditures.

In managing its liquidity risk, the Company relies on cash resources, debt, and cash flows generated from operations to satisfy its financing requirements. The Company may also require access to capital markets to support its operations as well as to achieve its strategic plans. Any impediments to the Company's ability to continue to meet the covenants and conditions contained in its long-term debt agreements as well as the Company's ability to access capital markets, the failure of a financial institution participating in its revolving long-term bank credit facilities, or an adverse perception in capital markets of the Company's financial condition or prospects could have a material impact on its future financing capability. In addition, the Company's access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions.

The following tables present a maturity analysis based on contractual maturity date of the Company's financial liabilities. All commitments have been reflected in the consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The amounts are the contractual undiscounted cash flows.

Carrying		Contractual	Less than	Between 1	Between 4	More than
(in $ millions)	amount	cash flows	1 year	and 3 years	and 5 years	5 years

Accounts payable and accrued liabilities	$408.3	$408.3	$408.3	$—	$—	$—
Long-term debt	985.0	985.0	300.0	450.0	235.0	—
Purchase and other obligations	—	502.3	327.8	99.7	74.8	—
Lease obligations	98.1	136.2	20.8	39.7	26.3	49.4
Total contractual obligations	$1,491.4	$2,031.8	$1,056.9	$589.4	$336.1	$49.4

As disclosed in note 24, the Company has granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 31, 2023, the maximum potential liability under these guarantees was $131.5 million, of which $15.2 million was for surety bonds and $116.3 million was for financial guarantees and standby letters of credit.

Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

GILDAN 2023 REPORT TO SHAREHOLDERS 116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Foreign currency risk (continued)
The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Nicaraguan Cordobas, as well as in Bangladeshi Taka. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on the Company's operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at December 31, 2023, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2023 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, the Company has established a ratio of 1:1 for all foreign exchange hedges.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at December 31, 2023 arising from financial instruments:

			December 31, 2023
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT

Cash and cash equivalents	$—	$2.6	$5.9	$2.7	$2.7	$2.7	$6.9
Trade accounts receivable	18.7	1.0	21.3	3.5	6.2	0.6	—
Prepaid expenses, deposits and other current assets	0.4	—	1.1	—	0.1	0.1	8.4
Accounts payable and accrued liabilities	(6.6)	(0.7)	(6.6)	(0.6)	(3.2)	(1.6)	(13.0)

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have (decreased) increased earnings and other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended December 31, 2023
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT

Impact on earnings before income taxes	$(0.6)	$(0.1)	$(1.1)	$(0.3)	$(0.3)	$(0.1)	$(0.1)
Impact on other comprehensive (loss) income before income taxes	0.4	1.5	2.0	0.5	0.8	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended December 31, 2023 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

GILDAN 2023 REPORT TO SHAREHOLDERS 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):
Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton would affect the Company’s annual raw material costs by approximately $6.0 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect the Company's energy consumption costs and can influence transportation costs and the cost of related items used in its business, including other raw materials the Company uses to manufacture its products such as chemicals, dyestuffs, and trims. The Company generally purchases these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in these consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2023, the Company entered into commodity derivative contracts as described in note 15. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, the Company has established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and its purchased costs, the Company did not experience any significant ineffectiveness on its hedges, other than as disclosed in note 15(d).

Interest rate risk
The Company is subject to interest rate risk arising from its $300 million term loan, $300 million delayed draw term loan, amounts drawn on its $1 billion revolving long-term bank credit facilities, and its $50 million unsecured notes payable, all of which bear interest at adjusted term SOFR plus a spread.

The Company generally fixes the rates for adjusted Term SOFR based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $225 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting. Refer to note 15(b) for additional information.

As discussed in note 12 of these consolidated financial statements, the Company amended its revolving facility and term loan facility to replace LIBOR references with Term Secured Overnight Financing Rate (‘‘Term SOFR’’). In addition, the notes purchase agreement previously amended to include LIBOR fallback provisions to replace LIBOR was amended during the third quarter of fiscal 2023 to Term SOFR. In addition, the Company and its counterparties under interest rate swap agreements negotiated the substitution of reference rates in such agreements.

GILDAN 2023 REPORT TO SHAREHOLDERS 118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Interest rate risk (continued):
Based on the value of interest-bearing financial instruments during the year ended December 31, 2023, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $3.4 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

27. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	2023	2022

Activewear	$2,667,958	$2,762,533
Hosiery and underwear	527,953	477,949
	$3,195,911	$3,240,482

Net sales were derived from customers located in the following geographic areas:

	2023	2022

United States	$2,858,120	$2,846,810
Canada	112,426	122,518
International	225,365	271,154
	$3,195,911	$3,240,482
GILDAN 2023 REPORT TO SHAREHOLDERS 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. ENTITY-WIDE DISCLOSURES:

Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows:

	December 31, 2023	January 1, 2023

United States	$542,005	$560,854
Canada	60,519	59,604
Honduras	350,003	380,825
Caribbean	484,373	440,511
Asia-Pacific	320,142	223,307
Other	32,016	29,654
	$1,789,058	$1,694,755

Customers accounting for at least 10% of total net sales for the fiscal years ended December 31, 2023 and January 1, 2023 were as follows:

	2023	2022

Customer A	22.4%	18.1%
Customer B	16.3%	18.6%
Customer C	7.6%	10.7%

The Company manages its business on the basis of one reportable operating segment.

GILDAN 2023 REPORT TO SHAREHOLDERS 120